Exhibit 99.2

SAIHEAT Announces Receipt of Notification from Nasdaq

Singapore, October 11, 2024 (GLOBE NEWSWIRE) -- SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), announces that it has received a written notification (the “Notification Letter”) on October 2, 2024, from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Notification Letter advised that for the last 30 consecutive business the minimum closing bid price per share for the Company’s ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2).

The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on Nasdaq.

Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until March 31, 2025, to regain compliance under the Nasdaq Listing Rules. If at any time during this compliance period, the closing bid price of the Company’s Class A Ordinary Shares is US$1.00 per share or higher for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by March 31, 2025, it may be eligible for an additional 180 calendar day period to regain compliance.

The Company intends to actively monitor the bid price for its shares and will evaluate available options to regain compliance with the continued listing requirements.

About SAIHEAT

SAIHEAT Limited is a Nasdaq-listed (SAIH) company headquartered in Singapore. SAIHEAT develops technologies for the Advanced Computing Center Ecosystem (ACCE), a next-gen computing center featuring high-performance servers, advanced liquid cooling, and systems for capturing and recycling computing heat. Our innovations aim to reduce the carbon footprint of Bitcoin mining and AI operations.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAIHEAT and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@saiheat.com

Investor Relations Contact

ir@saiheat.com